LICENSE AGREEMENT

THIS LICENSE AGREEMENT (this "**Agreement**") dated effective August 3, 2020 (the "**Effective Date**"), is between Benecast, LLC, a Washington limited liability company ("**Licensor**"), and Benevet Social Purpose Corporation, a Washington corporation ("**Licensee**").

BACKGROUND

A.   Licensor has developed software and technology for a veterinary telehealth platform.

B.   Licensee is a comprehensive telehealth platform that allows pet owners and veterinarians to hold online appointments and maintain online medical records ("**Business**").

C.   On the Effective Date hereof, pursuant to the Subscription Agreement dated August 3, 2020 ("**Subscription Agreement**"), Licensee issued to Licensor 7,500 shares of common stock in exchange for, among other consideration, a license to Licensor's software and technology as applicable to the Licensee's Business.

D.   Licensor and Licensee wish to commemorate the terms and conditions that will govern that License in this Agreement.

AGREEMENT

The parties incorporate into this Agreement the above Background provisions and agree as follows:

1.   <u>License</u>. Except as otherwise specified in this Agreement and subject to the terms, restrictions, and conditions herein, Licensor grants to Licensee a worldwide, nonexclusive, irrevocable (except as specifically set forth in this Agreement), perpetual, paid-up, royalty-free, non-sublicensable (except as specifically set forth in this Agreement) and non-transferable (except as specifically set forth in this Agreement), right and license to use the "**Licensed Technology**" (as defined below) (the "**License**") for the Business. For purposes of this Agreement, the term "**Licensed Technology**" means the Intellectual Property Rights associated with the software and technology (in both source code form and object code form, as well as the manuals and documentation for such software), that is used by Licensee for the Business. Intellectual Property Rights shall mean all intangible rights in and to all (i) patents, together with any continuations, divisions, renewals, substitutes or reissues derived from the same, and together with all foreign applications for the same, for the full term or terms for which the same may be granted anywhere in the world, (ii) copyrights arising anywhere in the world and the related works of authorship, (iii) trade secrets, confidential and proprietary information, and know-how, and (iv) contractual or other rights to manipulate, employ, transfer, or otherwise use any of foregoing. Any work that is based upon, builds upon, recasts, transforms, adapts or reassembles all or a portion of the Licensed Technology that is created by Licensor after the Effective Date shall be subject to the License and deemed Licensed Technology. Notwithstanding the foregoing, the License shall include the right for Licensee to sublicense its rights under this Agreement to its clients as necessary to engage in the Business.

2. <u>Limitations on Licensing the Licensed Technology</u>. Licensor agrees that it will not offer the Licensed Technology to third parties in competition with Licensee or otherwise operating in the same Business as Licensee, or use the Licensed Technology to compete with Licensee.

3. <u>Release</u>. Licensor hereby releases and forever discharges Licensee and its officers, directors, employees, and shareholders from any and all actions, causes of action, claims, damages, liability or demands whatsoever in law or equity as to all claims for infringement of the Licensed Technology. Except as otherwise noted herein, Licensor does not release other persons or entities not expressly covered by this Agreement, all such rights as to all such persons or entities being expressly reserved by Licensor.

As further provided in Section 4 below, the licenses and releases set forth above are personal and non-transferable, except that Licensee may transfer the licenses and releases granted in this Agreement to any entity in connection with a "**Change of Control**" (as defined below). For purposes of this Agreement, "**Change of Control**" means an event whereby the party is subject to or engages in: (i) a merger, consolidation or other transaction which would result in more than 50% of the voting securities of the party issued and outstanding immediately prior to such transaction being held or beneficially owned by a non-affiliate after such transaction; (ii) any transaction or series of transactions including, without limitation, a merger; consolidation; share exchange, sale, issuance, or transfer; recapitalization; reclassification or recapitalization of capital stock; dissolution; liquidation; or winding-up in which a non-affiliate acquires more than 50% of the combined voting power of the party's then outstanding securities; (iii) any sale to a non-affiliate of all or substantially all of its assets or substantially all of the assets of an operating division or business unit or any transaction having otherwise a similar effect other than ordinary course sales of inventory.

4. <u>Restrictions on Transfer and Assignment</u>. Except as otherwise noted in this Agreement for a Change of Control, Licensee shall not transfer the License to any third-party, by operation of law or otherwise. This Agreement may not be assigned without the prior written consent of the non-assigning party; provided, however, a party may assign this Agreement without the non-assigning party's prior written consent as part of a Change of Control; provided, further, that the surviving entity is obligated to comply with all unfulfilled terms, conditions and obligations set forth herein and that the licenses transferred to the acquiring entity only extend to the operations of the acquired assets as they existed prior to such transfer.

5. <u>Confidentiality</u>. In perpetuity, Licensee shall not sell, transfer, disclose, display or otherwise make available the Licensor Confidential Information to any other entity or third party, or otherwise use the Licensor Confidential Information and Licensor shall not sell, transfer, disclose, display or otherwise make available any Licensee Confidential Information to any other entity or third party, or otherwise use the Licensee Confidential Information, except as expressly permitted under, and in compliance with, this Agreement, except: (a) where the information in question has become publicly known without breach of this Agreement; or (b) where disclosure is required by law, whereby, for example, the parties may disclose the existence and/or terms of this Agreement and/or the License to the extent necessary to comply with any appropriate United States federal, state, or local statutes or regulations including, but not limited to, laws and regulations associated with local, state and federal taxing authorities or the Securities and Exchange Commission. Notwithstanding the foregoing, the parties may disclose information concerning this

Agreement to their attorneys, accountants, financial advisors, investors, successors and assigns, provided, that such parties agree to the terms of this Section 5 or are otherwise bound by similar confidentiality obligations. Any and all compliance with subpoenas or other legal process is not prohibited by this section. If either party is required by law to disclose the Licensor Confidential Information or Licensee Confidential Information, as applicable, Licensee shall notify the other party in writing of the requirement as soon as reasonably practicable prior to the anticipated disclosure and shall take (and assist the other party in taking) commercially reasonable steps to limit the scope of the disclosure including by seeking an order protecting the information from public disclosure. "**Licensor Confidential Information**" means (a) any source code or trade secrets underlying the Licensed Technology, and (b) proprietary information of Licensor. "**Licensee Confidential Information**" means any proprietary information of Licensee or Licensee Data (defined below).

6.   Disclaimer. THE INTELLECTUAL PROPERTY RIGHTS SUBJECT TO THE LICENSE ARE GRANTED "**AS IS**" AND LICENSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE INTELLECTUAL PROPERTY RIGHTS, OR THE USE OF THE SAME, AND EXPRESSLY DISCLAIMS ALL IMPLIED WARRANTIES OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

7.   Termination and Survival. The term of this Agreement begins on the Effective Date and, unless terminated as provided below, continues in force until the later of (i) when all of the copyrights pertaining to the Licensed Technology expire, (ii) when all of the trade secret rights pertaining to the Licensed Technology cease, or (iii) when all of the patents pertaining to the Licensed Technology expire (the "**Expiration Date**"). Neither party may terminate this Agreement nor the License granted herein prior to the Expiration Date, except that either party may terminate this Agreement if the other party materially breaches its obligations under this Agreement and such breach is not cured after 30 days prior written notice specifically describing the material breach. The Releases (Section 2), Confidentiality (Section 5), and Termination and Survival (Section 7), Development of New Intellectual Property (Section 8), Limitation on Damages (Section 10), and Miscellaneous (Section 11) shall survive termination of this Agreement.

8.   Development of New Intellectual Property. Any invention, discovery, work of authorship, derivative work (including but not limited to updates, enhancements and modifications to the source code), trade secret, report, or other tangible or intangible item, and all intellectual property rights therein, that Licensee develops after the Effective Date that relates to the Licensed Technology shall be the sole and exclusive property of Licensor (the "**New Intellectual Property.**") Licensee hereby waives and releases any claim or right to any New Intellectual Property.

9.   Data Ownership. As between Licensee and Licensor, Licensee has, reserves and retains, sole and exclusive ownership of all right, title, and interest in and to all data, information, and other content of any type and in any format, medium, or form, whether audio, visual, digital, screen, or other, that is input, uploaded to, placed into, or collected, stored, processed, generated, or output by any device, system, or network by or on behalf of Licensee or Licensee's customers, to the extent applicable ("**Licensee Data**"). The Licensee Data are the Confidential Information of Licensee, and Licensor does not have and will not (i) have, acquire, or claim any right, title, or

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interest in or to any Licensee Data as a result of this Agreement or any interest in the Licensed Technology; or (ii) have any right or license to, and shall not, use any Licensee Data.

10. <u>Limitation on Damages</u>. NEITHER PARTY SHALL BE LIABLE FOR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE PERFORMANCE OF THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOSS OF ANTICIPATED REVENUE, PROFITS, OR GOODWILL, WHETHER ARISING IN NEGLIGENCE, BREACH OF CONTRACT, OR UNDER STATUTE OR RULE. LIABILITY OF LICENSOR UNDER THIS AGREEMENT SHALL BE LIMITED TO THE AMOUNT PAID TO LICENSOR UNDER THIS AGREEMENT.

11. <u>Miscellaneous</u>.

    a. <u>Applicable Law; Remedies</u>.

    i. This Agreement shall be governed by and construed under the laws of the State of Washington, without regard to conflict of law rules. Venue for any legal action is proper in the state courts of King County, Washington, and the federal courts located in the Western District of Washington and each party expressly consents to venue and jurisdiction of those courts.

    ii. Licensee acknowledges that in the event of a breach of Sections 2, 3, or 4, the damage to Licensor would be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate. Thus, in addition to any other right or remedy available to it, Licensor shall be entitled to an injunction restraining such breach or threatened breach and to specific performance of any provision of Sections 2, 3, or 4, and in any case no bond or other security shall be required.

    b. <u>Cooperation</u>. Licensor and Licensee shall cooperate fully in the preparation, filing, prosecution of any patent or copyright applications related to the Licensed Technology and the maintenance of any patent or copyright, including the execution of all such papers and instruments so as to enable Licensor to apply for, to prosecute and to maintain patent or copyright applications and patents or copyrights in any country. Each party shall provide to the other prompt notice as to all matters which come to its attention and which may affect the preparation, filing, prosecution or maintenance of any such patent or copyright applications or patent or copyright. Licensee shall be responsible for payment of all cost and expense for the preparation, filing and prosecution of any and all patent or copyright applications relating to the Licensed Technology after the date of this Agreement, unless such patent or copyright application relates to Licensed Technology that is also licensed to parties other than Licensee or its affiliates.

    c. <u>Attorney's Fees</u>. In the event an action is brought to enforce any provision of or declare a breach of this Agreement, the prevailing party shall be entitled to recover, in addition to any other amounts awarded, reasonable legal costs including attorney fees the prevailing party incurs, including, but not limited to, those related to or arising from any appeal.

    d. <u>Notices</u>. Except as otherwise provided in the Agreement, all notices or other communications under this Agreement must be in writing and delivered to the addresses below the signatures to this Agreement. Notices will be deemed accepted three (3) business days after the date of mailing. Addresses may be changed by notice given by such party to the other pursuant to this section or by other form of notice agreed to by the parties.

e. <u>Entire Agreement; Amendments; Counterparts</u>. This Agreement, including the Background sections and any exhibits, schedules or attachments (all of which are incorporated into this Agreement by this reference), and the Subscription Agreement contains the entire agreement of the parties regarding the subject matter described in this Agreement, and all other promises, representations, understandings, arrangements and prior agreements related thereto are merged in this Agreement and superseded by this Agreement. The provisions of this Agreement may not be amended, except by an agreement in writing signed by the party against whom enforcement of any amendment is sought. This Agreement may be executed in two (2) or more counterparts, all of which will constitute but one and the same instrument.

f. <u>Severability</u>. If any provision of this Agreement is invalid or unenforceable in any jurisdiction, the other provisions in this Agreement shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to effectuate the purpose and intent of this Agreement. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of any such provision in any other jurisdiction.

g. <u>Waiver of Breach</u>. The failure of either party to enforce strict performance by the other of any provision of this Agreement, or to exercise any right available to the party under this Agreement, shall not be construed as a waiver of such party's right to enforce strict performance in the same or any other instance.

h. <u>Relationship of Parties</u>. The relationship of the parties during the term of this Agreement is that of independent third parties. Neither party has, and no party has the right to represent that it has any power, right or authority to bind the other party, or to assume or create any obligation or responsibility, express or implied, on behalf of the other party or in the other party's name. Nothing stated in this Agreement may be construed as creating a partnership between the parties, creating the relationships of employer/employee, franchiser/franchisee, or principal/agent between the parties.

i. <u>No Third Party Beneficiaries</u>. Nothing in this Agreement shall confer any rights or liabilities upon any person that is not a party to this Agreement, except as expressly provided in this Agreement.

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The parties to this Agreement have executed this Agreement as of the Effective Date.

Licensor

Benecast, LLC

By: DocuSigned by: Daniel Guralnick BA50491772F84DE...
Name: Daniel E. Guralnick
Title: Member

Notice Address:

9429 NE 40th Street

Yarrow Point, WA 98004

Email: dan.guralnick@benevet.com

Licensee

Benevet Social Purpose Corporation

By: DocuSigned by: Daniel Guralnick BA50491772F84DE...
Name: Daniel E. Guralnick
Title: President

Notice Address:

9429 NE 40th Street

Yarrow Point, WA 98004

Email: dan.guralnick@benevet.com

EXHIBIT A

LICENSED TECHNOLOGY